U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.     )

                           DIAMOND HITTS PRODUCTION, INC.

                                   COMMON STOCK

                             25264T-10-4 (CUSIP NUMBER)

                          5735G Santa Ana Canyoun Road, #243
                              Anaheim Hills, CA  92807


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                 October 28, 2002

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entity):  Gary Borglund as Trustee of the
Hitsgalore/Systems Communication Creditors Trust.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6. Citizenship or Place of Organization: Trust organized under the laws of California.
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  265,000,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  265,000,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
265,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 48.93%
_____________________________________________________________________

14.  Type of Reporting Person:  TRUST
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Diamond Hitts Production, Inc.
Common Stock, $.001 par value
5735G Santa Ana Canyon Road, #243
Anaheim Hills, CA  92807

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Gary Borglund as Trustee of the Hitsgalore/Systems Communications Trust
(b)  7809 South Town Center, Minneapolis, MN  55431
(c)  Trust
(d)  None
(e)  None
(f)  California

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

265,000,000 common shares of the Issuer were issued in connection with the Hitsgalore/Systems Communications Trust, established on June 26, 2002, in order to benefit the combined creditors of Hitsgalore.com (now known as Diamond Hitts production, Inc.).

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to create a Trust so that all creditors of Hitsgalore and/or Systems
Communications are able to elect to receive the liquidated proceeds of the Trust.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Gary Borglund as Trustee of the Hitsgalore/Systems Communications Trust acquired 265,000,000 of the common shares of the Issuer on October 28, 2002. After Gary Borglund as Trustee of the Hitsgalore/Systems Communications Trust's acquisition of 265,000,000 on October 28, 2002, such amount represents approximately 48.93% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  10/28/02                      /s/  Gary Borglund as Trustee of the
                                     Hitsgalore/Systems Communications Trust